

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2013

<u>Via E-mail</u>
Mr. Art Agolli
Chief Executive Officer
Petrosonic Energy, Inc.
914 Westwood Boulevard, No. 545
Los Angeles, CA 90024

>      **Re:     Petrosonic Energy, Inc.**
>             **Amendment No. 3 to Registration Statement on Form S-1**
>             **Filed September 27, 2013**
>             **File No. 333-186580**
>             **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
>             **December 31, 2012**
>             **Filed September 27, 2013**
>             **File No. 000-53881**

Dear Mr. Agolli:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.  We reissue comment 6 of our letter dated August 14, 2013. We note that Tobin Smith with ChangeWave, Inc., dba NBT Communications, disseminated a newsletter regarding

the company's prospects in the energy and oil fields. We also note the disclosure in the newsletter concerning forward looking statements that "Petrosonic Energy Inc. notes that statements contained herein that look forward in time, which include everything other than historical information, involve risks and uncertainties that may affect the Company's actual results of operations …." Please advise us whether the company, or any of its affiliates, contributed information to, or assisted in the production of, or had any participation in, or financed the newsletter in anyway. Specifically address whether the company compensated ChangeWave, Inc., Beaumont Media LLC or Belmont Group Ltd. for disseminating the newsletter. We may have further comment.

Prospectus Summary

2. We note your disclosure in the Prospectus Summary that Mr. Agolli owns 3,779,500 shares of Sonoro as of June 30, 2013 and that during 2011 he provided business development consulting services to Sonoro. Please revise this section to also indicate that Mr. Agolli was the co-founder of Sonoro Energy Ltd. and provides consulting to Sonoro from time to time, if true. Please revise your prospectus to clarify all the affiliations and/or connections between Mr. Agolli, Sonoro Energy Ltd. and the company.

3. Please revise to indicate the amount of barrels of oil the company has emulsified since June 2013.

Risk Factors, page 4

4. Please revise to present the risk factors in the order of materiality. In this regard revise to present the risk factors "We may not have sufficient crude oil to be able to run our Albania facility at full capacity", "Management of our company is within the control of the board of directors and officers. You should not purchase …", "Because we are a small, unproven company, stockholders may find it difficult to sell their common stock in the public markets", and "If we issue additional shares in the future, it will result in the dilution of our existing shareholders" more prominently in the risk factor section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Overview, page 15

5. Please revise to clarify that the company was a shell company prior to the acquisition of assets from Sonoro Energy Ltd. on July 27, 2012.

Results of Activities For the Years Ended December 31, 2012 and 2011, page 18

6. We note the company's statement that it paid advertising and promotion fees for the period ended December 31, 2012 of $49,059. Please supplementally advise us in detail who conducted the advertising and promotion campaigns, how the advertising and promotions were conducted, and what were the objectives for the advertising campaigns. Also advise us whether the company conducted any advertising and/or promotions in the period ended June 30, 2013 and the amount of the advertising and promotions. Please also provide the noted information if the company conducted any advertising and/or promotions during the period ended June 30, 2013.

Liquidity and Capital Resources, page 21

7. We note your revised disclosure in response to comment 20 of our letter dated August 24, 2013 and we reissue the comment. Please revise to address your specific need for additional funding for the $1.7 million needed to complete the construction of the heavy oil de-asphalting facility in Albania. In this regard, we note your general disclosure that you may not have the resources to complete the facility but not the specific amount required in the context of this liquidity discussion.

Business, page 23

8. Please briefly state the amount of shares of Sonoro Energy Mr. Agolli exchange for the 20,000,003 shares of the company's common stock on April 17, 2012.

The Industry, page 27

9. We partially reissue comment 24 of our letter dated August 24, 2013. Please revise to provide the basis for your statements under the *Global Need, Supply and Production* heading. In this regard, we continue to note statements that lack support, such as "light crude oil has been abundantly available and has easily met world demand" and "demand for crude oil substantially increased" by 2007.

Oil Sands Production in Canada, page 29

10. We note your response to comment 25 of our letter dated August 24, 2013 that you are in the process of testing the theory that taking the bitumen and diluents out of the waste oil in the tailing ponds is substantially similar to removing impurities from the bitumen. Please revise to clearly indicate that it may not be possible to economically remove the bitumen and diluents out of the waste oil in the tailings ponds.

Properties, page 36

11. We note your revised disclosure in response to comment 27 of our letter dated August 24, 2013. Please revise where necessary to disclose your principal offices.  For instance, it appears you have listed StoryCorp.'s address as the registrant's principal office address. Your Form 10-K indicates that your head office is located at Suite 204, 205 – 9th Avenue SE, Calgary, AB Canada.  Please revise both documents as appropriate.

Part II
Information Not Required in the Prospectus

Recent Sales of Unregistered Securities

12. We note your response to comment 10 of our letter dated August 14, 2013.  Please revise to provide Regulation S-K Item 701 disclosure as applicable.

Form 10-K for the Fiscal Year Ended 2012

13. Please revise the Form 10-K for the preceding comments, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.   Please contact Erin Wilson at (202) 551-6027 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc:    Kevin Friedmann, Esq.
       Richardson & Patel LLP